
April 4, 2013

Via E-Mail
Maureen O'Connell
Executive Vice President, Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

> **Re:** **Scholastic Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2012**
> **Filed July 27, 2012**
> **Form 10-Q for Fiscal Period Ended November 30, 2012**
> **Filed January 2, 2013**
> **File No. 000-19860**

Dear Ms. O'Connell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief